Exhibit 4.3

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

WATSCO, INC.

Watsco, Inc., a Florida corporation (the “Corporation”), hereby certifies, pursuant to and in accordance with Section 607.1006 of the Florida Business Corporation Act (the “FBCA”), for the purpose of filing these Articles of Amendment to the Amended and Restated Articles of Incorporation (these “Amended Articles”) with the Department of State of the State of Florida, that:

1.	The name of the Corporation is Watsco, Inc.

2.	The Corporation’s Amended and Restated Articles of Incorporation are hereby amended to provide that vacancies filled by the Board of Directors shall be subject to reelection at the next annual meeting of stockholders of the Corporation by deleting Article V in its entirety and replacing it with Article V set forth below:

“Article V

The Corporation shall have not less than three directors and not more than nine to be divided, as nearly as possible, into three equal classes, Class A, Class B, and Class C to serve in staggered terms of office of three years apiece.

Therefore, approximately one-third of the members of the Board of Directors shall be elected every three years to serve for a term of three years until their successors are duly elected and qualified. Vacancies in the Board of Directors shall be filled by the majority of the directors remaining in office until the next annual meeting of stockholders; and vacancies created by an increase in the number of directors by the Board of Directors between annual stockholders meetings shall be filled by a majority of the directors remaining in office until the next annual meeting of stockholders.”

3.	The Amended Articles were adopted and approved on April 1, 2009 (i) by a resolution adopted and approved by the directors of the Corporation and (ii) by the affirmative vote of a majority of the outstanding shares of Common stock and Class B common stock of the Company voting together as a class pursuant to Section 607.0704 of the FBCA (the number of votes cast by these voting groups on these Amended Articles was sufficient for approval by these voting groups). The Amended Articles shall be effective upon filing with the Department of State of the State of Florida.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to the Amended and Restated Articles of Incorporation to be executed by a duly authorized officer of the Corporation as of this 1st day of April, 2009.

WATSCO, INC.

By:	/s/ Barry S. Logan
Barry S. Logan Senior Vice President